UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Pardes Biosciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69945Q105
(CUSIP Number)

Dennis Ryan
FS Development Corp. II
900 Larkspur Landing Circle, Suite 150
Larkspur, California 94939
(415) 877-4887

Copy to:

Jeffrey D. Marell
Austin S. Pollet
Luke Jennings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69945Q105	SCHEDULE 13D	Page 2 of 10
1	NAMES OF REPORTING PERSONS
FS Development Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 69945Q105	SCHEDULE 13D	Page 3 of 10
1	NAMES OF REPORTING PERSONS
Foresite Capital Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 69945Q105	SCHEDULE 13D	Page 4 of 10
1	NAMES OF REPORTING PERSONS
Foresite Capital Management V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 69945Q105	SCHEDULE 13D	Page 5 of 10
1	NAMES OF REPORTING PERSONS
Foresite Capital Opportunity Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 69945Q105	SCHEDULE 13D	Page 6 of 10
1	NAMES OF REPORTING PERSONS
Foresite Capital Opportunity Management V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 69945Q105	SCHEDULE 13D	Page 7 of 10
1	NAMES OF REPORTING PERSONS
James Tananbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 69945Q105	SCHEDULE 13D	Page 8 of 10
Explanatory Note:

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D initially filed with the SEC on December 30, 2021 (the “Original Schedule 13D”), as amended by Amendment No.1 filed with the SEC on December 5, 2022 (“Amendment No. 1”),  Amendment No. 2 filed with the SEC on April 7, 2023 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on April 21, 2023 (“Amendment No. 3”), and Amendment No. 4 filed with the SEC on July 17, 2023 (“Amendment No. 4, and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”), that relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pardes Biosciences, Inc. (the “Issuer”), by FS Development Holdings II, LLC (“FSDH II”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V LLC”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V LLC”) and Dr. James Tananbaum (together with FSDH II, FCF V, FCM V LLC, FCOF V and FCOM V LLC, collectively, the “Reporting Persons”).

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Tender Offer and Closing of the Merger

As previously disclosed, on July 28, 2023, Parent and Merger Sub commenced an offer (referred to herein as the “Offer”) to purchase all of the issued and outstanding shares of Common Stock of the Issuer for $2.13 per share (the “Cash Amount”) plus one non-transferable contractual contingent value right per share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”).

The Offer and related withdrawal rights expired at one minute after 11:59 p.m. Eastern Time on August 30, 2023 (the “Expiration Date”) and were not further extended. Continental Stock Transfer & Trust Company, Inc., acting as the depositary and paying agent for the Offer, has advised Parent and Merger Sub that, as of the Expiration Date, a total of 37,836,066 Shares were validly tendered, and not validly withdrawn, representing approximately 60.9% of Shares outstanding as of the Expiration Date and a majority of the Shares owned by the Unaffiliated Stockholders (as defined in the Merger Agreement).

As of the Expiration Date, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the minimum tender condition, and all other conditions to the Offer were satisfied or waived. Immediately after the Expiration Date, Merger Sub irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the terms of the Offer, and expects to promptly pay for such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Merger Sub owned a number of Shares that was greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the Issuer’s stockholders. Accordingly, pursuant to the Merger Agreement, Parent and Merger Sub completed the acquisition of the Issuer on August 31, 2023 by consummating the Merger pursuant to the Merger Agreement without a vote of the Issuer’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time (as defined in the Merger Agreement), each outstanding Share (other than any Shares (i) held in the treasury of the Issuer, (ii) owned, directly or indirectly, by Parent, Merger Sub or any subsidiary of Parent, (iii) irrevocably accepted for purchase in the Offer or (iv) held by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law), was cancelled and converted into the right to receive the Offer Price from Merger Sub.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 9 of 10
Prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on August 31, 2023, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

As a result of the Offer and the Merger, Parent holds all of the issued and outstanding shares of Common Stock (now equaling 1,000 shares) of the Issuer. Parent is wholly owned by FCOF V. Dr. Tananbaum is the managing member of FCOM V LLC, which is the general partner of FCOF V.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) – (b) is hereby restated in its entirety as follows:

As of the date hereof, FCOF V, as the parent and sole shareholder of Parent, beneficially owned indirectly 1,000 shares of Common Stock, representing 100% of the Issuer’s Common Stock.

FCM V LLC and FCOM V LLC are general partners, respectively, of FCF V and FCOF V. FCF V and FCOF V are the sole members of FSDH II, and Dr. Tananbaum is the managing member of each of FCM V LLC and FCOM V LLC.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1
Agreement and Plan of Merger between the Issuer, Parent and Merger Sub, dated July 16, 2023 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2023).

2	Limited Guaranty, dated July 16, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2023).

CUSIP No. 69945Q105	SCHEDULE 13D	Page 10 of 10
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023

FS DEVELOPMENT HOLDINGS II, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL MANAGEMENT V, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

/s/ James B. Tananbaum
Name:	James B. Tananbaum